IoTeedom, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (930)	$ (1,930)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(930)	(1,930)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Officer Loan	-	1,930
Officer Loan Repayment	(1,930)	-
Proceeds from Warrant Issuance	2,860	-
Net cash provided by financing activities	930	1,930
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -